SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 1, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

Explanatory Note
     This Report on Form 6-K contains the quarterly report for the first financial quarter ended December 31, 2007 of Qimonda AG dated February 1, 2008 and is hereby incorporated by reference into our Registration Statement on Form F-3, Registration No. 333-145983.

QIMONDA AG AND SUBSIDIARIES

QUARTERLY REPORT
FOR THE THREE MONTHS ENDED
DECEMBER 31, 2007

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OVERVIEW OF FINANCIAL RESULTS

Three Months Ended December 31, 2007 Compared To Three Months Ended
December 31, 2006

  Net Sales

The following table presents data on our net sales for the periods indicated.

	For the three months ended
	December 31,
	2006		2007
	(in millions, except percentages)

Net sales	€1,173		€513
Effect of foreign exchange over prior period	(99)		(€65)
% of net sales	(8%	)	(13%	)

Our net sales in the three months ended December 31, 2007 decreased by €660 million, or 56%, from €1,173 million in the three months ended December 31, 2006 to €513 million in the three months ended December 31, 2007. This decrease was primarily due to:

•	an average price decline of 72% for our DRAM products;

•	a decrease in our non-PC bit shipment share from 58% to 45%; and

•	exchange rate effects due to the 11% weakening of the U.S. dollar.

Offsetting this decrease in part was

•	an increase in bits shipped of 73%.

Price decreases.  Following the steep price decline of DRAM prices during the 2007 financial year, the three months period ended December 31, 2007 was characterized by a continued strong price decline. The main reason for this price decline was the ongoing over-supply in the DRAM market which, despite continued strong demand, drove down prices. DRAM bit production in the industry continued to grow due to capacity expansion and productivity growth resulting from the shift towards more efficient technologies. This growth of DRAM bit production continued to influence unfavorably the overall supply-demand ratio.

During the three months ended December 31, 2006, by contrast, average selling prices (for DDR2 memories in particular) had increased to levels above those of the preceding several quarters, due to product shortages based on insufficient worldwide memory production capacities.

Overall the average selling prices of our DRAM products were 72% lower in the three months ended December 31, 2007 as compared to the three months ended December 31, 2006.

We continue to expect that prices for standard DRAM products will decline over time across the industry as a whole. Such declines can sometimes be severe, as we experienced in the last several financial quarters. We intend to continue to follow our strategy to mitigate the impact of declining prices by reducing our costs per unit and continuing to diversify our product mix.

In the three months ended December 31, 2007, our share of bit shipments to non-PC applications was 45% compared to 58% for the three months ended December 31, 2006. This was mainly due to weaker than usual seasonality in the three months ended December 31, 2007 in the consumer and infrastructure markets and, as a result of our accelerated technology conversion, stronger shipments in the PC market to meet demand growth.

Exchange rate effects.  The U.S. dollar weakened against the euro in the first three months of the 2008 financial year, with the average exchange rate for the period 11% lower than it was for the corresponding period of our 2007 financial year. This unfavorable U.S. dollar to euro exchange rate negatively affected our revenues during the three months ended December 31, 2007. We have calculated the effects of this translation risk as follows: we would have achieved €65 million more in net sales in the three months ended December 31, 2007, had the average exchange rates we used to translate our non-euro denominated sales into euros been the same in the three months ended December 31, 2007 as they were in the three months ended December 31, 2006.

Increase in bit shipments.  Our bit shipments increased by 73% during the three months ended December 31, 2007 compared to the three months ended December 31, 2006 due to increasing manufacturing output, additional bit shipments out of inventory and improved demand in all geographical regions. Demand for our products was especially high in the PC market, as PC makers increased the amount of DRAM per system (or “bits per box”) in the current low price environment. As of December 31, 2007, 56% of our capacities were converted to the 80nm and below technology nodes, compared to less than 5% for the three months ended December 31, 2006.

  Net Sales by Region

The following table sets forth our sales by region for the periods indicated.

	For the three months ended December 31,
	2006		2007
	(in millions, except percentages)

Germany	€87	7%	€36	7%
Rest of Europe	142	12%	50	10%
North America	474	40%	176	34%
Asia/Pacific	360	31%	184	36%
Japan	110	10%	67	13%

Total	€1,173	100%	€513	100%

The relative increase in the share of sales in Asia/Pacific and decrease in North America and Rest of Europe during the three months ended December 31, 2007, was primarily caused by OEM customers shifting their production to Asia, as well as regional changes in product mix. The relative increase in the share of sales in Japan resulted predominantly from additional design-in wins, in particular for game consoles, and increased business share for existing customers.

For practical purposes, the Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 2% of total sales in any period. In addition, prior period amounts have been reclassified to conform to the current period presentation.

  Cost of Goods Sold and Gross Margin

The following table sets forth our cost of goods sold and related data for the periods indicated.

	For the three months ended
	December 31,
	2006	2007
	(in millions, except percentages)

Cost of goods sold	(€823)	(€927)
% of net sales	70%	181%
Gross margin (loss)	30%	(81%	)

Cost of goods sold increased by €104 million, or 13%, from €823 million in the three months ended December 31, 2006 to € 927 million in the three months ended December 31, 2007. As a percentage of net sales, cost of goods sold increased from 70% to 181% over the same period. The absolute increase in our cost of goods sold was due primarily to:

•	a 73% increase in bit shipments; and

•	negative effects of €122 million from inventory revaluation and reserves.

Offsetting these increases in part were:

•	improvements in our productivity;

•	reduced purchase prices from our joint ventures and foundries; and

•	exchange rate effects.

Higher bit shipments.  The 73% increase in bit shipments in the three months ended December 31, 2007 compared to the three months ended December 31, 2006 was due primarily to the substantial increase in demand described above, which we met through further ramp-up of production volumes at our

Richmond 300mm facility and higher purchases from foundries and joint ventures. In addition, we reduced our finished good inventory range measured in bits by approximately two weeks compared to the three months ended September 30, 2007.

Inventory revaluation and reserves.  We value our inventory on a quarterly basis at the lower of cost or market value. If the market price declines below the full production cost of a particular product group, then all inventories of that product group are written down to their market price. The significant price decline in the three months ended December 31, 2007 resulted in the write-down of inventory to market value in an amount of €122 million in accordance with our policy. Due to the volatility of the DRAM market, write-downs of this nature may occur in periods of sharp price decline.

Improved productivity.  Similar to our 2007 financial year, we achieved productivity improvements through the increased conversion of capacities to 80nm and 75nm process technologies and the increasing share of our chips produced on 300mm wafers. The ramp-up of 300mm capacities at our Richmond facility, our joint venture Inotera and our foundry partners SMIC and Winbond contributed to the increased share of production on 300mm wafers. Measured in wafer starts, 82% of our total production (including capacity sourced from our strategic and foundry partners) was on 300mm wafers in the three months ended December 31, 2007 as compared to 72% of our production in the three months ended December 31, 2006. We believe that productivity improvements, together with a larger sales volume over which our fixed costs are spread, permitted us to achieve a lower percentage increase in costs as compared to the percentage increase in bit shipments. As of December 31, 2007, 56% of our capacities were converted to the 80nm and below technology nodes, compared to less than 5% for the three months ended December 31, 2006. Other DRAM suppliers have been converting their capacities to smaller feature sizes very aggressively during the past few quarters and to keep pace we have implemented measures to accelerate our conversion.

Decreased purchase prices from joint ventures and foundries.  Cost of goods sold includes the cost of inventory purchased from our joint ventures, such as Inotera, and other associated and related companies as well as our foundry partners Winbond, SMIC and Infineon Dresden. Our purchases from these entities amounted to €197 million in the three months ended December 31, 2007 as compared to €378 million in the three months ended December 31, 2006. Our purchases from these entities declined in euro terms, as a result of the significant decline in DRAM prices, although in the three months ended December 31, 2007, we sourced 67% of our chips from these partners as compared to 56% during the three months ended December 31, 2006.

Exchange rate effects.  The decline in the exchange rate of the U.S. dollar against the euro in the three months ended December 31, 2007, as compared to the equivalent period one year earlier, decreased the euro value of our costs that are denominated in U.S. dollars by approximately €64 million. This means that we would have incurred approximately €64 million more in costs of goods sold in our three months ended December 31, 2007, had the average exchange rates we used to translate our non-euro expenses into euros been the same in the three months ended December 31, 2007 as they were in the three months ended December 31, 2006. However, considered together with the decrease in our net sales due to negative foreign exchange effects of €65 million, foreign currency movements overall had no significant net effect on our gross margin during the three months ended December 31, 2007.

Our gross margin decreased to a negative 81% during the three months ended December 31, 2007, from a positive 30% in the three months ended December 31, 2006, primarily due to lower average selling prices and inventory write downs due to lower selling prices which could not be compensated by lower production cost per unit resulting from increased manufacturing productivity and lower transfer prices from foundry partners.

While average selling prices, especially for standard DRAM products, generally decline over time, they can display significant volatility from period to period. Our gross margin suffers in periods, such as each of our most recent financial quarters, in which prices decline faster than we can reduce our unit costs. Conversely, our gross margin is stronger during periods when prices decrease more slowly or increase, such as at the end of our 2006 financial year.

  Research and Development (R&D) Expenses

The following table sets forth our R&D expenses for the periods indicated.

	For the three months ended
	December 31,
	2006	2007
	(in millions, except percentages)

Research and development expenses	(€97)	(€110)
% of net sales	8%	21%

In the three months ended December 31, 2007, research and development expenses increased by 13% to €110 million, from €97 million in the three months ended December 31, 2006, due to our efforts to strengthen our development capabilities with respect to the next generation of memory technologies and further diversification our portfolio of memory products as well as to strengthen our development capabilities with respect to non-volatile memory technologies. In the three months ended December 31, 2006, our research and development expenses were low due to the substantial completion of technology development for 80nm and 75nm during September and October 2006, respectively.

The goal of our current technology development efforts is to support our product designers in meeting customer requirements regarding high performance, low power consumption and small form factors at a competitive cost level as the industry migrates to even smaller feature sizes. In December, we presented our full integration scheme of a 48nm DRAM trench technology at the Institute of Electrical and Electronics Engineers’ annual International Election Devices Meeting. The technology we presented features an innovative wiring scheme that we believe enables a lower process complexity and power consumption across future DRAM architectures as compared to current approaches. At the same time we are working on new DRAM architectures that are implementing similar wiring schemes and that we believe will allow us to reduce the cell size of our DRAM products towards 4F2 over the next several years, consistent with our views on the progression of the industry, while at the same time meeting customer requirements regarding high performance and low power consumption. These new architectures combine a variety of innovations on the cell and wiring level, and we are currently spending additional R&D efforts to introduce them in first product designs. Because the degree of innovation, testing and other development work that is involved with a progression to these new architectures exceeds that required for the reductions in feature sizes we have implemented in recent technology generations, we may be unable to meet our goals or keep pace with the rate of development in the industry in a timely manner or at all, or do so at competitive costs. In addition, the increased R&D work in which we are currently engaged and expect to continue in the coming financial periods will add to demands for capital. See “Liquidity — Capital Requirements.”

  Selling, General and Administrative (SG&A) Expenses

The following table sets forth information on our selling, general and administrative expenses for the periods indicated.

	For the three months ended
	December 31,
	2006	2007
	(in millions, except percentages)

Selling, general and administrative expenses	(€44)	(€48)
% of net sales	4%	9%

During the three months ended December 31, 2007, selling, general and administrative expenses increased by 9% as compared to the same period in the prior year. The increase as a percentage of sales was mainly attributable to the decrease in sales compared to the prior year. The primary reason for this increase in euro absolute terms is the shift of reporting category for our distribution center expenses from cost of goods sold to selling expenses.

  Restructuring Expenses

The following table sets forth information on our restructuring expenses for the periods indicated.

	For the three months ended
	December 31,
	2006	2007
	(in millions, except percentages)

Restructuring expenses	€0	(€16)
% of net sales	0%	3%

Our restructuring expenses comprise expenses for our research activities in North America and our phase-out of 200mm manufacturing. Due to continued efforts to improve cost and efficiency, we decided to consolidate our U.S. research and development facilities in a single development center located in Raleigh, North Carolina. As a result, the Company’s development center in Burlington, Vermont, is to be closed at the end of June 2008. Furthermore, as part of our focus on improved profitability and 300mm manufacturing, we terminated our wafer purchase contract with Infineon on November 30, 2007. We had previously agreed to share 50% of the restructuring costs which Infineon will occur in connection with the termination of this contract. In addition, included in cost of sales are €17 million related to purchase commitments for 200mm wafer contract manufacturing at Infineon Dresden. We currently anticipate additional costs of €4 million related to these measures which are to be expensed as they are incurred during our 2008 financial year. Additionally, the companies are presently discussing additional reimbursement from us for idle costs of approximately €20 million which have not been incurred or accrued as of December 31, 2007.

  Other Operating (Expense) Income, Net

The following table sets forth information on our other operating (expense) income, net for the periods indicated.

	For the three months ended
	December 31,
	2006	2007
	(in millions, except percentages)

Other operating income (expense), net	€0	€3
% of net sales	0%	1%

Other operating (expense) income, net contains various items related to our operations, and may fluctuate from period to period due to the more or less infrequent nature of these items, which include subsidies, grants, insurance proceeds and accruals for legal matters. No material costs of this nature were incurred in the three months ended December 31, 2006 as well as in the three months ended December 31, 2007.

  Equity in Earnings of Associated Companies

The following table sets forth information on our equity in earnings of associated companies for the periods indicated.

	For the three months ended
	December 31,
	2006	2007
	(in millions, except percentages)

Equity in earnings of associated companies	€37	€2
% of net sales	3%	0%

The equity in earnings of associated companies with financial year ends that differ by not more than three months from the Company’s financial year end is recorded with a three month delay. This applies in particular to our joint venture Inotera Memories, which has a December 31 financial year-end. Market price fluctuations during the three months ended December 31, 2007 would, to the extent these impact Inotera’s results, affect our equity in Inotera’s earnings during the three months ending March 31, 2008.

In both periods, Inotera contributed most of our equity in earnings from associated companies, which decreased in the three months ended December 31, 2007, mainly due to lower selling prices in the three months ended September 30, 2007. Our equity in Inotera’s earnings is, however, sensitive not only to fluctuations in the price of DRAM and production volumes, but also to changes in the portion of our inventory which we purchased from Inotera and that remains unsold. This is because we eliminate Inotera’s profit from the inventory we have not yet sold.

  Loss on Associated Company Share Issuance

The following table sets forth information on our loss on associated company share issuance for the periods indicated.

	For the three months ended
	December 31,
	2006	2007
	(in millions, except percentages)

Loss on associated company share issuance	€0	(€7)
% of net sales	0%	1%

On August 20, 2007 Inotera issued 40 million common shares, representing 1.2% of its outstanding share capital, as bonuses to its employees. This diluted our ownership interest to 35.6%, which amounted to a loss of €7 million.

  Other Non-Operating Income, Net

The following table sets forth information on other non-operating income for the periods indicated.

	For the three months ended
	December 31,
	2006	2007
	(in millions, except percentages)

Other non-operating income, net	€5	€2
% of net sales	0%	0%

Other non-operating income, net consists of various items from period to period not directly related to our principal operations, including gains and losses on sales of marketable securities. In the three months ended December 31, 2007, other non-operating income related mainly to the valuation of derivatives and gains and losses on sales of marketable securities, whereas in the three months ended December 31, 2006, other non-operating income related principally to foreign currency transaction gains and a gain of €2 million on the sale of our investment in Ramtron.

  Earnings (Loss) Before Interest and Taxes (“EBIT”)

EBIT is a non-GAAP financial measure which is determined from our combined and consolidated statements of operations as follows:

	For the three months ended
	December 31,
	2006	2007
	(in millions, except percentages)

Net income (loss)	€177	(€598)
Add: interest expense (income)	(€1)	(€1)
Add: income tax expense (benefit)	€74	€9

EBIT	€250	(€590)

  Interest Income, Net

The following table sets forth information on our net interest income, net for the periods indicated.

	For the three months ended
	December 31,
	2006	2007
	(in millions, except percentages)

Interest income, net	€1	€1
% of net sales	0%	0%

Interest expense mainly relates to interest on the recently completed sale and lease back transactions, while we earn interest income on cash and cash equivalents and marketable securities.

  Income Taxes

The following table sets forth information on our income taxes for the periods indicated.

	For the three months ended
	December 31,
	2006	2007
	(in millions, except percentages)

Income tax (expense) benefit	(€74)	(€9)
% of net sales	6%	2%
Effective tax rate	29%	(2%)

On August 17, 2007 the Business Tax Reform Act of 2008 was enacted in Germany. This bill introduces several changes to the taxation of German business activities, including a reduction of the combined corporate and trade tax rate in Germany from approximately 39% to 30%. Most of the changes apply to us from October 1, 2007 and affect our current tax rate from that date.

In each of the three months ended December 31, 2006 and 2007, our effective tax rate was lower than the combined statutory tax rate in Germany of 39% and 30%, respectively. This resulted mainly from income in jurisdictions with lower than average corporate tax rates, tax credits, and in the three months ended December 31, 2007 additional valuation allowances against current period tax benefits.

Pursuant to SFAS No. 109, we have assessed our deferred tax asset and the need for a valuation allowance. The assessment was based on the benefits that could be realized from available tax strategies, forecasted future taxable income to the extent applicable, and the reversal of temporary differences in future periods. As a result of this assessment, we increased our deferred tax asset valuation allowance as of December 31, 2007 to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in the future.

Despite our consolidated pretax loss, we generated taxable income in certain tax jurisdictions which resulted in the negative effective tax rate during the three months ended December 31, 2007.

On October 1, 2007 we adopted FIN 48, which prescribes the accounting and reporting of uncertainties in income tax law. The adoption did not affect our financial statements. We had a recorded liability for unrecognized tax benefits of €45 million as of December 31, 2007, which would favorably affect our effective tax rate, if recognized in future periods. We do not expect this amount to change significantly during the remainder of our 2008 financial year.

  Net Income (Loss)

We had a net loss of €598 million in the three months ended December 31, 2007 compared to net income of €177 million in the three months ended December 31, 2006.

Financial Condition

The following table sets forth selected items from our consolidated balance sheets for the periods indicated.

	As of	As of
	September 30	December 31
	2007	2007	Change(1)
	(in millions, except		%
	percentages)

Current assets	€2,257	€1,668	(26%	)
Non-Current assets	€3,124	€3,048	(2%	)

Total assets	€5,381	€4,716	(12%	)

Current liabilities	€1,244	€1,184	(5%	)
Non-current liabilities	€620	€659	6%

Total liabilities	€1,864	€1,843	(1%	)

Shareholders’ equity	€3,517	€2,873	(18%	)

(1)	Percentage changes from September 30, 2007 to December 31, 2007.

As of December 31, 2007, our current assets decreased significantly as compared to September 30, 2007 mainly due to lower cash and cash equivalents, lower inventories and lower trade accounts receivables. Trade accounts receivables decreased in the three months ended December 31, 2007 mainly due to lower sales. Inventories decreased as a result of lower gross inventories and higher inventory write-downs due to market price decline in the three months ended December 31, 2007 compared to September 30, 2007. As of December 31, 2007, non-current assets decreased slightly compared to September 30, 2007 mainly due to a decrease in property, plant and equipment because our capital expenditures were lower than our depreciation expense.

As of December 31, 2007, current liabilities decreased compared to September 30, 2007 mainly due to lower trade accounts payable as a result of lower capital expenditures in the three months ended December 31, 2007 compared to the three months ended September 30, 2007. As of December 31, 2007, non-current liabilities increased compared to September 30, 2007 mainly due to increased long-term debt as a result of our sale and leaseback transactions, partly offset by the redemption of other non-current liabilities.

As of December 31, 2007, our shareholders’ equity decreased to €2,873 million, mainly due to our net loss of €598 million during the three months ended December 31, 2007, and foreign currency translation losses affecting equity of €45 million.

Liquidity

Cash Flows

	For the three months ended
	December 31,
	2006	2007
	(in millions)

Net cash provided by (used in) operating activities	€438	(€158)
Net cash used in investing activities	(€208)	(€35)
Net cash provided by (used in) financing activities	(€104)	(€38)
Effect of foreign exchange rate changes on cash and cash equivalents	(€5)	(€6)
Cash and cash equivalents at end of period	€1,053	€509

Our operating cash flow decreased significantly from an inflow of €438 million in the three months ended December 31, 2006 to an outflow of €158 million in the three months ended December 31, 2007. This was mainly caused by our net loss of €598 million in the three months ended December 31, 2007, which in turn was largely a result of lower net sales due to the strong decline in our average selling prices. This negative impact in our operating cash flow was partly offset by working capital improvements resulting from the decrease in our inventories and trade accounts receivable. The decrease in trade accounts payable also negatively impacted operating cash flow during the three months ended December 31, 2007 compared to the three months ended December 31, 2006.

Cash used in investing activities decreased substantially from an outflow of €208 million in the three months ended December 31, 2006 to an outflow of €35 million in the three months ended December 31, 2007. This resulted mainly from lower capital expenditures in property, plant and equipment and from proceeds we received from sales of marketable securities and the closings of our sale and leaseback transactions.

Cash used in financing activities during the three months ended December 31, 2007 refers mainly to changes in short term borrowing and repayments under capital lease obligations. During the three months ended December 31, 2006, cash used in financing refers principally to the repayment of €112 million of short-term debt to Infineon. In October 2007 we fully repaid €28 million short-term notes payable to banks which had been drawn as of September 30, 2007 for working capital purposes.

  Free Cash Flow

Free cash flow is a non-GAAP financial measure which is determined as follows from our combined and consolidated statements of cash flows:

	For the three months ended
	December 31,
	2006	2007
	(in millions)

Net cash provided by (used in) operating activities	€438	(€158)
Net cash used in investing activities	(€208)	(€35)
Purchases (proceeds) of marketable securities, net	€11	(€24)

Free Cash Flow	€241	(€217)

Our free cash flow in the three months ended December 31, 2007, was negative mainly due to our current non-profitable operations and capital expenditures that were higher than our proceeds from sale and leaseback transactions.

The free cash flow was positive in the three months ended December 31, 2006 mainly due to our profitable operations and capital expenditures that were lower than cash provided from operating activities.

  Capital Expenditures

	For the three months ended
	December 31,
	2006	2007
	(in millions)

Purchases of property, plant and equipment	€221	€190

Our capital expenditures for the three months ended December 31, 2007, consisted primarily of equipment for the technology conversion at our 300mm fab in Richmond, Virginia and for our 300mm R&D facility in Dresden.

We have reduced our target for capital expenditures for the 2008 financial year to a range of €400 million to €500 million and put on hold the construction of a new 300mm fab in Singapore pending improving market conditions.

  Capital Requirements

We had aggregate cash, cash equivalents and available-for-sale marketable securities as of December 31, 2007 of €746 million, which we refer to as our gross cash position, compared to €1,011 million as of September 30, 2007. As of December 31, 2007 we had debt obligations of €68 million payable within one year. Our total short and long-term debt amounted to €372 million as of December 31, 2007, which represents 13 percent of our shareholders’ equity at the same date. We therefore believe that our capital structure provides us with flexibility to obtain financing suitable to our business, such as the sale and lease back transactions we have recently executed despite difficult global financial market conditions.

We intend to explore a wide range of potential sources of capital, including capital markets transactions, debt financing, leverage of selected assets and ventures with third parties. To the extent our performance remains at current levels or deteriorates further, which we view to a substantial extent as dependent on price developments for DRAM products, we may have difficulty obtaining capital.

Outlook for the Second Quarter and 2008 Financial Year

For the 2008 financial year, we are targeting an increase in our bit production between 30 to 40 percent as compared to our prior estimate of 50 percent, taking into account our accelerated reduction of 200mm capacities, which is partly offset by productivity improvements through our conversion to 80nm and 75nm technologies.

For the second quarter, we currently expect our bit production to increase by a mid single digit percentage compared to the first quarter. Additionally, we are currently reassessing our capacity corridors with foundry partners in light of the relatively low DRAM market price environment.

For the 2008 financial year, we continue to expect bit demand for DRAM to be driven by continued solid growth in graphics, consumer and communication applications and the move to higher density modules in the PC market. We expect our share of bit-shipments for use in non-PC applications to be greater than 50 percent for the full 2008 financial year.

Qimonda AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended December 31, 2006 and 2007
(in millions, except for share data)

		December 31,	December 31,	December 31,
	Notes	2006	2007	2007

		(€)	(€)	($)

Net sales to third parties	18	1,173	513	749
Cost of goods sold		(823)	(927)	(1,353)

Gross profit		350	(414)	(604)

Research and development expenses		(97)	(110)	(161)
Selling, general and administrative expenses		(44)	(48)	(70)
Restructuring charges	3	—	(16)	(23)
Other operating income, net		—	3	4

Operating income (loss)		209	(585)	(854)

Interest income, net	14	1	1	1
Equity in earnings of associated companies	8	37	2	3
Loss on associated company share issuance	8	—	(7)	(10)
Other non-operating income, net		5	2	3
Minority interests		(1)	(2)	(3)

Income (loss) before income taxes		251	(589)	(860)

Income tax expense	4	(74)	(9)	(13)

Net income (loss)		177	(598)	(873)

Basic and diluted earnings (loss) per share	5	0.52	(1.75)	(2.56)

See accompanying notes to the unaudited condensed consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
As of September 30, 2007 and December 31, 2007

		September 30,	December 31,	December 31,
	Notes	2007	2007	2007

		(€ millions)	(€ millions)	($ millions)

Assets:
Current assets:
Cash and cash equivalents		746	509	743
Marketable securities		265	237	346
Trade accounts receivable, net	6	341	258	377
Inventories	7	619	386	564
Deferred income taxes	4	32	38	55
Other current assets		254	240	350

Total current assets		2,257	1,668	2,435

Property, plant and equipment, net		2,186	2,146	3,134
Intangible assets, net		143	138	202
Long-term investments	8	628	594	867
Deferred income taxes	4	147	151	221
Other assets		20	19	28

Total assets		5,381	4,716	6,887

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	10, 14	77	68	99
Trade accounts payable	9	756	704	1,029
Accrued liabilities		147	146	213
Deferred income taxes	4	5	5	7
Other current liabilities		259	261	381

Total current liabilities		1,244	1,184	1,729

Long-term debt	10	227	304	444
Pension liabilities	15	25	25	37
Deferred income taxes	4	23	26	38
Long-term accrued liabilities		14	18	26
Other liabilities		248	202	295
Minority interest		83	84	123

Total liabilities		1,864	1,843	2,692

Shareholders’ equity:
Ordinary share capital		684	684	999
Additional paid-in capital		3,117	3,118	4,553
Accumulated deficit		(25)	(623)	(910)
Accumulated other comprehensive loss	12	(259)	(306)	(447)

Total shareholders’ equity		3,517	2,873	4,195

Total liabilities and shareholders’ equity		5,381	4,716	6,887

See accompanying notes to the unaudited condensed consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
For the three months ended December 31, 2006 and 2007

					Retained	Accumulated
				Additional	earnings	other
		Issued Ordinary shares		paid-in	(accumulated	comprehensive
	Notes	Shares	Amount	Capital	deficit)	(loss) income	Total

		(millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)

Balance as of October 1, 2006		342	684	3,097	224	(134)	3,871

Contribution by Infineon	1	—	—	12	—	—	12
Net income		—	—	—	177	—	177
Stock-based compensation	11	—	—	2	—	—	2
Other comprehensive loss	12	—	—	—	—	(54)	(54)

Balance as of December 31, 2006		342	684	3,111	401	(188)	4,008

Balance as of October 1, 2007		342	684	3,117	(25)	(259)	3,517

Net loss		—	—	—	(598)	—	(598)
Stock-based compensation	11	—	—	1	—	—	1
Other comprehensive loss	12	—	—	—	—	(47)	(47)

Balance as of December 31, 2007		342	684	3,118	(623)	(306)	2,873

See accompanying notes to the unaudited condensed consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the three months ended December 31, 2006 and 2007

		December 31,	December 31,	December 31,
	Notes	2006	2007	2007

		(€ millions)	(€ millions)	($ millions)

Net income (loss)		177	(598)	(873)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization		161	163	238
Gain on sales of business interests		(2)	—	—
Gain on sales of long-term assets		(2)	—	—
Gain on sales of marketable securities		—	1	1
Equity in earnings of associated companies		(37)	(2)	(3)
Loss on associate company share issuance		—	7	10
Stock-based compensation	11	2	1	1
Minority interests		1	2	3
Deferred income taxes	4	10	1	1
Due to changes in operating assets and liabilities:
Trade accounts receivable	6	122	81	118
Inventories	7	(71)	232	339
Other current assets		4	14	20
Trade accounts payable	9	54	(51)	(74)
Accrued liabilities		(6)	—	—
Other current liabilities		36	9	13
Other assets and liabilities		(11)	(18)	(26)

Net cash provided by (used in) operating activities		438	(158)	(232)

Cash flows from investing activities:
Purchases of marketable securities available for sale		(11)	(35)	(51)
Proceeds from sales of marketable securities available for sale		—	59	86
Proceeds from disposal of business interests		27	—	—
Purchases of intangible assets		(6)	(1)	(1)
Purchases of property, plant and equipment		(221)	(190)	(277)
Proceeds from sales of long-term assets		3	132	193

Net cash used in investing activities		(208)	(35)	(50)

Cash flows from financing activities:
Decrease in short-term debt due Infineon	14	(112)	—	—
Repayments of short-term debt due third parties	10	—	(28)	(41)
Decrease in financial payables due related parties	14	(4)	—	—
Principal repayments under capital lease obligations	10	—	(10)	(15)
Contribution by and advances from Infineon	1	12	—	—

Net cash used in financing activities		(104)	(38)	(56)

Effect of foreign exchange rate changes on cash and cash equivalents		(5)	(6)	(9)

Net increase (decrease) in cash and cash equivalents		121	(237)	(347)
Cash and cash equivalents at beginning of period		932	746	1,090

Cash and cash equivalents at end of period		1,053	509	743

See accompanying notes to the unaudited condensed consolidated financial statements.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Description of Business, Formation and Basis of Presentation

Description of Business

Qimonda AG and its subsidiaries (collectively, the “Company” or “Qimonda”) is one of the world’s leading suppliers of semiconductor memory products. Qimonda designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level. Qimonda has operations, investments and customers located mainly in Europe, Asia and North America. The Company is a majority-owned subsidiary of Infineon Technologies AG and its subsidiaries (“Infineon”). The financial year-end for the Company is September 30.

Formation

Effective May 1, 2006, substantially all the memory products-related assets and liabilities, operations and activities of Infineon (the “Memory Products business”) were contributed to the Company (the “Formation”). In conjunction with the Formation the Company entered into a contribution agreement and various other service agreements with Infineon.

At the Formation certain of the Company’s operations and investments that could not be directly transferred were initially held in trust for Qimonda’s benefit by Infineon until the legal transfer to Qimonda could take place. Pursuant to agreements entered into on December 14, 2007 Infineon’s investments in Advanced Mask Technology Center GmbH & Co. (“AMTC”) and Maskhouse Building Administration GmbH & Co. KG (“BAC”) are to be transferred to Qimonda subject to registration in the commercial register (note 19). The accompanying financial statements include the results of operations of these activities for all periods presented.

Basis of Presentation

The accompanying condensed consolidated financial statements as of and for the three months ended December 31, 2006 and 2007, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, the condensed consolidated balance sheet as of September 30, 2007 was derived from audited financial statements and condensed for comparative purposes, but does not include all disclosures required by U.S. GAAP. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited combined and consolidated financial statements for the year ended September 30, 2007. The accounting policies applied in preparing the accompanying condensed financial statements are consistent with those for the year ended September 30, 2007 (note 2).

All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying balance sheet as of December 31, 2007, and the statements of operations and cash flows for the periods then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.4603, the Federal Reserve noon buying rate on December 31, 2007.

Certain amounts in prior periods condensed consolidated financial statements and notes have been reclassified to conform to the current period presentation. Intangible assets, pension liabilities and minority interest are presented separately on the Company’s balance sheet. The Company’s consolidated results of operations, financial position or overall cash flows have not been affected by these reclassifications.

Estimates

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

well as disclosure of contingent amounts and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ materially from such estimates made by management.

2.	Recent Accounting Pronouncements

Adopted in the year beginning October 1, 2007

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 also provides guidance on the de-recognition measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. The Company adopted FIN 48 beginning October 1, 2007 (note 4).

Issued since October 1, 2007 but principally applicable in future financial years

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations”. SFAS No. 141(R) replaces FASB Statement No. 141, Business Combinations and requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction even if the business is not acquired by 100% by the acquirer. The revised statement establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. Further major differences to the current accounting practices are the definition of a “business”, the shift from the purchase method to the acquisition method, a changed treatment of acquisition and restructuring costs related to the acquirement and the recognition of contingent assets, contingent liabilities and contingent considerations. The new SFAS No .141(R) will be effective prospectively for fiscal years beginning on or after December 15, 2008. The company is currently evaluating the impact on its results of operations or financial position.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financials Statements — an Amendment of ARB No .51”. SFAS No. 160 requires companies to measure an acquisition of a noncontrolling (minority) interest at fair value in the equity section of the acquiring entity’s balance sheet. The new SFAS No .160 will be effective prospectively for fiscal years beginning on or after December 15, 2008. For presentation and disclosure requirements the new statement has to be applied retrospectively for all periods presented. The company is currently evaluating the impact on its results of operations or financial position.

3.	Restructuring

During the three months ended December 31, 2007 Qimonda announced restructuring measures aimed at reducing costs by focusing efforts on faster conversions to cost efficient technologies. The Company’s restructuring expenses comprise expenses for the phase-out of 200mm manufacturing and the combination of research activities in North America. The Company had accrued restructuring costs of €16 as of December 31, 2007 related to these measures. The Company currently anticipates additional costs of €4 related to these measures which are to be expensed as they are incurred during the year ending September 30, 2008.

Dresden 200mm Facility

In April 2006, Infineon and Qimonda entered into a product purchase agreement for the production of 200mm wafers by Infineon Technologies Dresden GmbH & Co. OHG (“DD200”) through September 30, 2007. In January 2007, the agreement was extended through September 30, 2009. Pursuant to the agreement, Infineon agreed to manufacture wafers at DD200, using the Company’s manufacturing technologies and masks, and to sell them to the Company at prices specified in the agreement. The Company agreed to pay for idle costs resulting from its purchasing fewer wafers from Infineon than agreed

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

upon, if Infineon cannot otherwise utilize the capacity. Infineon and the Company agreed to share equally any potential restructuring costs arising in connection with one DD200 module.

As part of its focus on improved profitability and 300mm manufacturing, on November 30, 2007, the Company terminated its product purchase agreement with Infineon for the production of wafers at DD200. As a result of the termination, the Company accrued restructuring costs of €12 during the three months ended December 31, 2007 for amounts to be reimbursed to Infineon for costs related to one DD200 module. In addition, included in cost of sales are €17 related to purchase commitments for 200mm wafer contract manufacturing at Infineon Dresden. Additionally, the companies are presently discussing additional reimbursement from the Company for idle costs of approximately €20 which have not been incurred or accrued as of December 31, 2007.

Burlington Development Center

Due to continued efforts to improve cost and efficiency, in December 2007, the Company announced plans to consolidate its U.S. research and development facilities in a single development center located in Raleigh, North Carolina. As a result, the Company’s development center in Burlington, Vermont, is to be closed at the end of June 2008. The Company accrued restructuring costs of €4 during the three months ended December 31, 2007 for lease termination costs and severance payments related to approximately 100 employees.

4.	Income Taxes

Income tax expense for the three months ended December 31, 2006 and 2007 is as follows:

	Three months ended	Three months ended
	December 31, 2006	December 31, 2007

Continuing operations:
Current taxes	(64)	(8)
Deferred taxes	(10)	(1)

Income tax expense	(74)	(9)

Other comprehensive (income) loss (note 12)	—	—

Effective tax rate	29%	(2)%

On August 17, 2007 the Business Tax Reform Act of 2008 was enacted in Germany. This bill introduces several changes to the taxation of German business activities, including a reduction of the combined corporate and trade tax rate in Germany from approximately 39% to 30%. Most of the changes apply to the Company from October 1, 2007 and affect the Company’s current tax rate from that date.

In each of the three months ended December 31, 2006 and 2007, our effective tax rate was lower than the combined German statutory tax rate of 39% and 30%, respectively. This resulted mainly from income in jurisdictions with lower than average corporate tax rates, tax credits, and in the three months ended December 31, 2007 additional valuation allowances against current period tax benefits.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. The assessment was based on the benefits that could be realized from available tax strategies, forecasted future taxable income to the extent applicable, and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased its deferred tax asset valuation allowance as of December 31, 2007 to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.

Despite the consolidated pretax loss, the Company generated taxable income in certain tax jurisdictions which resulted in the negative effective tax rate during the three months ended December 31, 2007.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Adoption of FIN 48

The Company adopted FIN 48, and related guidance on October 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The adoption of FIN 48 as of October 1, 2007 did not affect the Company’s liability for unrecognized tax benefits. The total amount of gross unrecognized tax benefits as of the date of adoption was €37 which, if recognized, would favorably affect the Company’s effective tax rate. Interest and penalties related to income tax liabilities are classified as interest expense. The Company had no significant accrued interest and penalties recorded as of the date of adoption.

During the three months ended December 31, 2007 the total amount of unrecognized tax benefits was as follows:

Three months ended
December 31, 2007

unrecognized tax benefits at beginning of period	37
Increase in unrecognized tax benefits	8

unrecognized tax benefits at end of period	45

The Company does not expect significant changes in the total amount of unrecognized tax benefits through September 30, 2008. As of the date of adoption, the Company’s tax returns since the Formation remain subject to examination in the majority of tax jurisdictions.

5.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) are calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the three months ended December 31, 2006 and 2007.

On November 24, 2006, the Company granted 1.9 million stock options pursuant to the Qimonda Stock Option Plan (note 11). None of these options were dilutive to EPS for the three months ended December 31, 2006 and 2007. The Company accounts for the potentially dilutive effects of its stock options according to the provisions of SFAS No. 123(R).

The computation of basic and diluted EPS for the three months ended December 31, 2006 and 2007 is as follows:

	Three months ended	Three months ended
	December 31, 2006	December 31, 2007

Numerator — Income (loss) available to ordinary shareholders, basic and diluted	177	(598)
Denominator — Weighted-average shares outstanding, basic and diluted	342,000,000	342,000,001

Earnings (loss) per share (in euro):
Basic and diluted	0.52	(1.75)

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

6.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2007 and December 31, 2007 consist of the following:

	as of	as of
	September 30,	December 31,
	2007	2007

Third party — trade	333	254
Infineon group — trade (note 14)	11	7
Associated and Related Companies — trade (note 14)	3	3

Trade accounts receivable, gross	347	264
Allowance for doubtful accounts	(6)	(6)

Trade accounts receivable, net	341	258

7.	Inventories

Inventories at September 30, 2007 and December 31, 2007 consist of the following:

	as of	as of
	September 30,	December 31,
	2007	2007

Raw materials and supplies	63	53
Work-in-process	311	180
Finished goods	245	153

Total inventories	619	386

8.	Long-term Investments

On August 20, 2007, Inotera issued 40 million common shares, representing 1.2% of its outstanding share capital, as bonuses to its employees, which diluted the Company’s ownership interest to 35.6%. The Company recorded the related dilution loss of €7 as part of non-operating expense during the three months ended December 31, 2007.

In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon placed the Inotera shares in trust for the Company until the shares could legally be transferred. In March 2007, the Inotera shares (except for a portion representing less than 1% of the total shares) were transferred to Qimonda. The Inotera shares remain subject to Taiwanese lock-up provisions related to the Inotera IPO through January 2008, after which the remaining less than 1% of the shares are to be transferred to Qimonda. Qimonda expects the final transfer to occur during the current financial year ending September 30, 2008.

During the three months ended December 31, 2007 Sony Corporation and Qimonda AG established the Qreatic Design joint venture. The scope of the joint venture is the design of high-performance, low power, embedded and customer specific DRAMs for consumer and graphic applications. According to the agreement, the 50:50 joint venture started with specialists from Sony and Qimonda, bringing together their engineering expertise for the mutual benefit of both companies. Qreatic Design, which is located in Tokyo, Japan, started operations during the three months ended December 31, 2007. The Company accounts for its investment in Qreatic Design using the equity method of accounting due to the lack of unilateral control.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

9.	Trade Accounts Payable

Trade accounts payable at September 30, 2007 and December 31, 2007 consist of the following:

	as of	as of
	September 30,	December 31,
	2007	2007

Third party — trade	601	572
Infineon group — trade (note 14)	56	56
Associated and Related Companies — trade (note 14)	99	76

Total	756	704

10.	Debt

Debt at September 30, 2007 and December 31, 2007 consists of the following:

	as of	as of
	September 30,	December 31,
	2007	2007

Short-term debt and current maturities:
Notes payable to banks, rate 6.09%	28	—
Current portion of long term debt, rate 5.19%	21	21
Capital lease obligation	28	47

Total short-term debt and current maturities	77	68

Long-term debt:
Unsecured term bank loan, rate 5.19%, due 2013	103	103
Notes payable to governmental entity, rate 5.06%, due 2027	24	23
Capital lease obligation	100	178

Total long-term debt	227	304

In September 2007, the Company entered into a four year sale and leaseback transaction of 200mm equipment in its Richmond facility. In December 2007, the Company entered into an additional four year sale and leaseback transaction of 200mm equipment and a five year sale and leaseback transaction of 300mm equipment, both at Richmond. The leases are accounted for as capital leases whereby the present values of the respective lease payments are reflected as capital lease obligations.

The Company can also draw, for short term purposes, on the working capital lines it maintains in several locations with an aggregate amount of €228 as of December 31, 2007. In October 2007 the Company fully repaid €28 short-term notes payable to banks which had been drawn as of September 30, 2007 for working capital purposes.

Aggregated amounts of debt, including capital lease obligations, maturing subsequent to December 31, 2007 are as follows:

Year ending September 30,	Amount

2008	68
2009	74
2010	78
2011	71
2012	37
Thereafter	44

Total debt	372

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

11.	Stock-based Compensation

A summary of the status of the Qimonda stock option plan 2006 as of December 31, 2007, and changes during the three months then ended is presented as follows:

Weighted-
			average	Weighted
	Number of	Weighted-	remaining	average
	options in	average	contractual life	grant date
	million	exercise price	(in years)	fair value

Outstanding at beginning of period	1.9	$15.97	5.16	$4.23
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding at end of period	1.9	$15.97	4.91	$4.23

Vested during the period	—	—	—	—
Expected to ultimately vest at end of period	1.7	$15.97	4.91	$4.23
Exercisable at end of period	—	—	—	—

Stock-Based Compensation Expense

Stock-based compensation expenses for the Infineon and the Qimonda SOP were allocated as follows for the three months ended December 31, 2006 and 2007:

	Three months ended	Three months ended
	December 31, 2006	December 31, 2007

Compensation expense recognized:
Cost of sales	1	1
Selling, general and administrative expenses	1	—
Research and development expense	—	—

Total stock-based compensation expense	2	1

Related to:
Infineon Stock Options:	2	1
Qimonda Stock Options:	—	—

The amount of stock-based compensation cost which was capitalized and remained in inventories during the three months ended December 31, 2006 and 2007 was immaterial. Stock-based compensation expense does not reflect income tax benefits, since stock options are primarily granted in tax jurisdictions where the expense is not deductible for tax purposes. In addition, stock-based compensation expense did not have a cash flow effect during the three months ended December 31, 2007, since no exercises of stock options occurred during the period. As of December 31, 2007, for Infineon related stock options there was a total of €2 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a remaining total period of 2.25 years, and for Qimonda related stock options there was a total of €4 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a remaining total period of 2.02 years.

Options on Infineon stock do not represent potential dilutive instruments for Qimonda AG and accordingly, they have no dilutive impact on diluted EPS (note 5). The Qimonda stock options were not dilutive to EPS for the three months ended December 31, 2007 (note 5).

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

12.	Comprehensive Loss

The changes in the components of other comprehensive income (loss) for the three months ended December 31, 2006 and 2007 are as follows:

	Three months ended			Three months ended
	December 31, 2006			December 31, 2007
		Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net

Accumulated other comprehensive (loss) income — beginning of period	(136)	2	(134)	(257)	(2)	(259)

Other comprehensive loss:
*Unrealized losses on securities, net	—	—	—	(2)	—	(2)
*Additional minimum pension liability	—	—	—	—	—	—
*Foreign currency translation adjustment	(54)	—	(54)	(45)	—	(45)

Other comprehensive loss	(54)	—	(54)	(47)	—	(47)
Accumulated other comprehensive (loss) income — end of period	(190)	2	(188)	304	(2)	(306)

Thereof:
*Unrealized losses on securities, net	—	—	—	(8)	—	(8)
*Additional minimum pension liability	(4)	2	(2)	—	—	—
*Foreign currency translation adjustment	(186)	—	(186)	(301)	—	(301)
*Pension net actuarial gain (loss)	—	—	—	9	(3)	6
*Pension net prior service credit (cost)	—	—	—	(4)	1	(3)

Total comprehensive income (loss) for the three months ended December 31, 2006 and 2007 was as follows:

	Three months ended	Three months ended
	December 31, 2006	December 31, 2007

Net income (loss)	177	(598)
Other comprehensive loss	(54)	(47)

Total comprehensive income (loss)	123	(645)

13.	Supplemental Cash Flow Information

	Three months ended	Three months ended
	December 31, 2006	December 31, 2007

Cash paid for:
Interest to third parties	10	4
Income taxes	12	1
Non-cash financing activities:
Capital lease obligation (note 10)	—	108

14.	Related Parties

The Company has transactions in the normal course of business with Infineon group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables as of September 30, 2007 and December 31, 2007 consist of the following:

	As of	As of
	September 30,	December 31,
	2007	2007

Current:
Infineon group — trade (note 6)	11	7
Associated and Related Companies — trade (note 6)	3	3
Associated and Related Companies — financial and other	2	2
Employee receivables	3	1

Total Related Party receivables	19	13

Related Party payables as of September 30, 2007 and December 31, 2007 consist of the following:

	As of	As of
	September 30,	December 31,
	2007	2007

Current:
Infineon group — trade (note 9)	56	56
Associated and Related Companies — trade (note 9)	99	76

Total Related Party payables	155	132

Related Party receivables and payables have been segregated first between amounts owed by or to Infineon group companies and companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrued interest at interbank rates.

Transactions with Related Parties during the three months ended December 31, 2006 and 2007 include the following:

	Three months ended	Three months ended
	December 31, 2006	December 31, 2007

Purchases from Related Parties:
Infineon group companies	98	63
Associated and Related Companies	137	103

	235	166

Interest expense to Infineon group companies	5	—

Purchases from Infineon during the three months ended December 31, 2006 and 2007 are principally related to products purchased from the DD200 facility and are based on Infineon’s cost plus a margin.

Since the Formation, the Company entered into several service agreements with Infineon. These include general support services (including sales support, logistics services, purchasing services, human resources services, facility management services, patent support, finance, accounting and treasury support, legal services and strategy services), R&D services and IT services. Transactions under these agreements during the three months ended December 31, 2006 and 2007 are included in purchases from Infineon (see above) and reflected in the consolidated statements of operations as follows:

	Three months ended	Three months ended
	December 31, 2006	December 31, 2007

Cost of goods sold	4	5
Research and development expenses	10	6
Selling, general and administrative expenses	5	4

	19	15

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

In connection with the Formation, the Company entered into a global service agreement with Infineon, whereby the parties intend to provide standard support services to one another based on actual costs plus a margin of 3%. The Company and Infineon have also entered into a research and development services agreement for the provision of research and development services between the parties based on actual cost plus a margin of 3%.

Under the master information technology cost sharing agreement, Infineon and the Company generally agree to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agree to share the fixed costs of the services provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s contribution to those costs. Under the master information technology service agreement, Infineon and the Company agree to provide information technology services to one another. In general, under all of these agreements, the service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from May 1, 2006 to September 30, 2008 and thereafter as mutually agreed from year to year.

15.	Pension Plans

The components of net periodic pension cost (“NPPC”) for the three months ended December 31, 2006 and 2007 are presented as follows:

	Three months ended		Three months ended
	December 31, 2006		December 31, 2007
	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans

Service cost	(1)	—	(1)	—
Interest cost	(1)	—	(1)	—

NPPC	(2)	—	(2)	—

Qimonda contributed €1 and €0, respectively, to fund its pension plans during the three months ended December 31, 2006 and 2007.

16.	Financial Instruments

The Company periodically enters into financial instruments, including foreign currency forward contracts. The objective of these transactions is to reduce the impact of exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2007 and December 31, 2007 are as follows:

	As of September 30, 2007		As of December 31, 2007
	Notional	Fair	Notional	Fair
	amount	value	amount	value

Forward contracts sold:
U.S. dollar	475	11	392	(5)
Japanese yen	2	—	1	—
Forward contracts purchased:
U.S. dollar	72	(1)	45	—
Japanese yen	70	(2)	72	(1)
Singapore dollar	5	—	5	—
Malaysian ringgit	17	—	12	—
Other currencies	1	—	15	—
Other	108	11	109	13

Fair value, net		19		7

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Gains and losses from foreign currency derivatives and transactions are principally included in cost of goods sold, and were as follows for the three months ended December 31, 2006 and 2007:

	Three months ended	Three months ended
	December 31, 2006	December 31, 2007

Net (losses) gains from foreign currency derivatives and transactions	(11)	3

17.	Commitments and Contingencies

Contribution from Infineon

These contingencies described below were assigned to the Company pursuant to the contribution agreement entered into between Infineon and the Company in connection with the Formation.

Under the contribution agreement, the Company is required to indemnify Infineon, in whole or in part as specified below, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities Infineon incurs in connection with the matters described below.

The contribution agreement is based on the principle that all potential liabilities and risks in connection with legal matters existing as of the Formation date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class action litigation and the settled Tessera litigation (for which the Company has different arrangements), the Company has agreed to indemnify Infineon for all liabilities arising in connection with all legal matters specifically described below, including court costs and legal fees. Infineon will not settle or otherwise agree to any of these liabilities without the Company’s prior consent. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and the Company, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrued liability that Infineon transferred to the Company at the Formation. Infineon has agreed not to settle this lawsuit without the Company’s prior consent. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage. The Company has agreed to indemnify Infineon for 80% of the court costs and legal fees relating to the settled litigation with Tessera.

The Company has further agreed to pay 60% of the total license fees payable by Infineon and the Company to which Infineon and the Company may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the Formation, one of which is still ongoing.

In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific provisions with respect to claims or lawsuits arising after the Formation:

•	liabilities arising in connection with intellectual property infringement claims relating to memory products are to be borne by the Company.

•	liabilities arising in connection with actual or alleged antitrust violations with respect to DRAM products are to be borne by the Company.

Litigation

In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count related to the pricing of DRAM between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004, the plea agreement was accepted by the U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved as between Infineon and the DOJ, subject to

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Infineon’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The charges by the DOJ related to DRAM-product sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM from Infineon.

Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers.

Sixteen cases were filed between June 2002 and September 2002 in several U.S. federal district courts purporting to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the U.S. during a specified time period (“Direct U.S. Purchaser Class”), alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.

In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi-District Litigation (“MDL”). In June 2006, the court issued an order certifying a direct purchaser class.

In September 2005, Infineon and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (granting an opportunity for individual class members to opt out of the settlement). The settlement agreement was approved by the court on November 1, 2006 and the court entered final judgment and dismissed the class action claims with prejudice on November 2, 2006. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. The Company would also be responsible for this payment. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect to pay any additional amount to the class. The Company has reached individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.

In April 2006, Unisys Corporation filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above. Both Unisys and Honeywell opted out of the Direct U.S. Purchaser Class and settlement, so their claims are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class. On April 5, 2007 the court dismissed Unisys’ initial complaint with leave to amend for failing to give proper notice of its claims. Unisys filed a First Amended Complaint on May 4, 2007. Infineon, its principal U.S. subsidiary, and the other defendants again filed a motion to dismiss certain portions of the Unisys First Amended Complaint on June 4, 2007. After Honeywell had filed a stipulation of dismissal without prejudice of its lawsuit against Infineon, the court entered the dismissal order on April 26, 2007. Between February 28, 2007 and March 8, 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc. and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. As with Unisys and Honeywell, the claims of these plaintiffs are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement. All four of these opt-out cases were filed in the Northern District of California and have been related to the MDL described above. Based upon the Court’s order dismissing portions of the initial Unisys complaint above, the plaintiffs in all four of these opt-out cases filed amended complaints on May 4, 2007. On June 4, 2007, Infineon and its principal U.S. subsidiary answered the amended complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. Also on June 4, 2007, Infineon and its principal U.S. subsidiary, along with its co-defendants filed joint motions to dismiss certain portions of

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

the DRAM Claims Liquidation Trust and Unisys amended complaint. On October 15, 2007 the Court denied the motion to dismiss the Unisys amended complaint and deferred ruling on the motion to dismiss the DRAM Claims Liquidation Trust complaint. On October 29, 2007, Infineon and its principal U.S. subsidiary answered the amended complaints of Unisys and DRAM Claims Liquidations Trust. Discovery in all of the cases closed on December 17, 2007. The court has scheduled a trial date for June 1, 2009.

Sixty-four additional cases were filed between August 2002 and October 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania in May 2005 on behalf of foreign purchasers) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the U.S. during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct.

Twenty-three of the state (outside California) and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the MDL-litigation. The Eastern District of Pennsylvania case purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend in March 2006. Plaintiffs in that case have filed a notice of appeal. In July 2006, plaintiffs filed their opening brief on appeal, and defendants filed their joint opening brief in September 2006. No hearing date has yet been scheduled for the appeal. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court. The plaintiffs in the indirect purchaser cases that originated outside California which have not been transferred to the MDL agreed to stay proceedings in those cases pending resolution of the MDL pretrial-proceedings through a single complaint on behalf of a putative nationwide class of indirect purchasers in the MDL. The defendants filed two motions for judgment on the pleadings directed at several of the claims in the indirect purchaser case pending in the MDL. The court entered an order on June 1, 2007 granting in part and denying in part the defendants’ motions. The order dismissed a large percentage of the indirect purchaser plaintiffs’ claims, and granted leave to amend with regard to claims under three specific state statutes. The court ruled that the indirect purchaser plaintiffs must file a motion for leave to amend the complaint with regard to any of the other dismissed claims. On June 29, 2007, the indirect plaintiffs filed both a First Amended Complaint, and a motion for leave to file a Second Amended Complaint that attempted to resurrect some of the claims that were dismissed. On August 17, 2007, the court entered an order granting the motion to file the Second Amended Complaint, which repleaded part of the previously dismissed claims. On October 1, 2007, the defendants filed another motion to dismiss directed at many of the same claims that were previously dismissed in the court’s June 1, 2007 order. A hearing was held on this motion for judgment on the pleadings on December 12, 2007. The indirect plaintiff’s motion for class certification was filed on July 10, 2007, and defendants filed a joint opposition to that motion on September 28, 2007. However, on December 5, 2007 the court issued an order vacating the current motion for class certification until the court ruled on the motion to dismiss (Note 19).

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On October 23, 2006, the New York case was transferred to the Northern District of California and made part of the MDL proceedings. In July 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan,

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. On September 8, 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. On October 10, 2006 Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. A hearing on these motions was heard on February 7, 2007. On August 31, 2007, the court entered orders granting the motions in part and denying the motions in part. The court’s order dismissed the claims on behalf of consumers, businesses and governmental entities in a number of states, and dismissed certain other claims with leave to amend, with any amended complaints to be filed by October 1, 2007. Amended complaints in both actions were filed on October 1, 2007. On November 26, 2007 Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these amended complaints. A hearing is scheduled for these motions on February 27, 2008. Plaintiffs California and New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. A hearing on the motion for class certification has been scheduled for March 12, 2008. Between June 25, 2007 and August 15, 2007, the attorneys general of four states, Alaska, New Hampshire, Ohio and Texas, filed requests for dismissal of their claims without prejudice.

In April 2003, Infineon received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Infineon reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of such actual fine. Infineon is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised Infineon’s principal U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act. No compulsory process (such as subpoenas) has commenced. Infineon is cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec and one was filed in each of Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, two hearings on the certificate motion took place in August 2007 and in November 2007. In one Quebec class action, a tentative date for the motion for authorization (certification) has been set for May 2008 (with some possibility of a March 2008 date if the court calendar opens); the other Quebec action has been stayed pending developments in the one that is going forward.

Between September 2004 and November 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped as a defendant) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and in June 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period between March, 2000 and July 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s principal U.S. subsidiary and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. The plaintiffs filed a third amended complaint on July 17, 2007. A hearing was held on November 19, 2007 (Note 19). In the contribution agreement the Company entered into with Infineon, the Company agreed to share any future liabilities arising out of this lawsuit equally with Infineon, including the cost of defending the suit.

Infineon believes these claims are without merit. The Company is currently unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from these actions. If the outcome of these actions is unfavorable or if Infineon incurs substantial legal fees in defending these actions regardless of outcome, it may have a material adverse effect on the Company’s financial condition and results of operations. Infineon’s directors’ and officers’ insurance carriers have denied coverage in the securities class actions and Infineon filed suits against the carriers in December 2005 and August 2006. Infineon’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claims against the other insurance carrier are still pending.

On April 10, 2007, Lin Packaging Technologies, Ltd. (Lin) filed a lawsuit against Infineon, its principal U.S. subsidiary and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products were infringing two Lin patents. In May 2007, Lin amended its complaint to include Qimonda AG, Qimonda North America Corp. and Qimonda Richmond LLC. In November 2007 the parties settled and the case was dismissed.

Accruals and the potential effect of these lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of December 31, 2007, the Company had accrued liabilities in the amount of €77 related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the securities class actions and the Canadian antitrust investigation and litigation described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations and financial condition.

An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon the Company, which would have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of its respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interests of the Company, as its deems appropriate. Irrespective of the validity or the successful assertion of the above referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on the Company’s results of operations and financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.

Contractual Commitments

On October 8, 2007, Qimonda entered into a rental agreement for new headquarter offices south of Munich, Germany. The agreement involves the construction of a building by a third party lessor, and includes a 15 year non-cancelable lease term, which is expected to start in early 2010. Qimonda has an option to extend the lease for two 5 year periods at similar lease terms to the initial non-cancelable lease term. The minimum rental payments aggregate €96 over the initial lease term. The lease contract provides for rent escalation in line with market-based increases in rent. The agreement will be accounted for as an operating lease with monthly lease payments expensed on a straight-line basis over the lease term.

The Company’s operating lease expenses were €7 and €8 for the three months ended December 31, 2006 and 2007, respectively. Operating lease payments include amounts paid to Infineon for lease payments. Premises currently occupied by the Company that are leased by Infineon are expected to be the subject of a sublease agreement between Infineon and the Company.

Other Contingencies

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of December 31, 2007, a maximum of €409 of these subsidies could be refundable.

The Company has guarantees outstanding to external parties of €137 as of December 31, 2007, that mainly expire through 2013. Guarantees are mainly issued by Infineon for the payment of import duties, rentals of buildings, contingent obligations related to government grants received and the consolidated debt of subsidiaries. Such guarantees which relate to Qimonda AG were transferred to the Company as part of the Formation. The Company also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to its business but that cannot be transferred to it for legal, technical or practical reasons.

The Company, through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition.

18.	Operating Segment and Geographic Information

The Company has one operating segment, Memory Products, which is also its reportable segment, consistent with the manner in which financial information is internally reported and used by the Chief Operating Decision Maker for purposes of evaluating business performance and allocating resources.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The following is a summary of net sales by geographic area for the three months ended December 31, 2006 and 2007:

	Three months ended December 31, 2006		Three months ended December 31, 2007

Net sales:
Germany	87	7%	36	7%
Rest of Europe	142	12%	50	10%
North America	474	40%	176	34%
Asia/Pacific	360	31%	184	36%
Japan	110	10%	67	13%

Total	1,173	100%	513	100%

For practical purposes, the Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 2% of total sales in any period. In addition, prior period amounts have been reclassified to conform to the current period presentation.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the combined and consolidated Company’s business and to evaluate and report performance as part of the Infineon Group. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company in a manner similar to that which management uses to assess and direct the business. EBIT is not a substitute for net income, however, because the exclusion of interest and tax expense is not appropriate when reviewing the overall profitability of the Company.

EBIT is determined as follows from the combined and consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three months ended	Three months ended
	December 31, 2006	December 31, 2007

Net (loss) income	177	(598)
Adjust:
Income tax expense	74	9
Interest expense, net	(1)	(1)

EBIT	250	(590)

Infineon reports the Company’s EBIT results as its segment net of the minority interest in Qimonda.

19.	Subsequent Events

The following significant events occurred after December 31, 2007:

On January 3, 2008 Qimonda announced that it signed an agreement with Macronix International Co., Ltd., Taiwan, to jointly develop non-volatile memory technologies. The co-operation project is planned to focus on the development of different kinds of non-volatile memory technologies over a five-year timeline. Both partners will share development costs and contribute engineering resources and know-how.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

On January 11, 2008 the legal transfer from Infineon of the Company’s interest in AMTC became effective with the entry in the commercial register. Similarly, on January 21, 2008 the legal transfer from Infineon of the Company’s interest in BAC became effective with the entry in the commercial register.

On January 25, 2008 the court entered into an order granting in part and denying in part the defendants motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §10(b) and §20(a) of the Exchange Act and dismissed the claim under §20A of the Exchange Act with prejudice.

On January 29, 2008, the court in the multi-district antitrust-related litigation (note 17) entered an order granting in part and denying in part the motion of the defendants. The order dismissed a large percentage of the claims of the indirect purchasers and granted leave to amend as to one claim. No trial date has been set and no schedule is currently in effect for class certification.

On January 29, 2008, the Company held its annual general meeting of shareholders. The shareholders resolved to replace the previous authorization of July 14, 2006 relating to the issuance of securities with a new authorization to the Management Board, effective until January 28, 2013, to issue various types of securities having an aggregate face value of up to the equivalent of €2,063.

On January 30, 2008 the Company obtained approval from the European Union to receive subsidies of €166 from German authorities in connection with the upgrade and expansion of its production facilities in Dresden, Germany. The Company’s use of these subsidies depends on it making qualifying capital expenditures in Dresden. These capital expenditures, which would be substantial, are not currently included in the Company’s capital expenditures budget, which has been reduced in response to current market conditions.

SUPPLEMENTARY INFORMATION (UNAUDITED)

Gross and Net Cash Position

Qimonda defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since after its Formation, Qimonda holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of its overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets as of September 30, 2007 and December 31, 2007:

	As of September 30,
	2007	As of December 31, 2007

Cash and cash equivalents	746	509
Marketable securities	265	237

Gross Cash Position	1,011	746
Less: Short-term debt and current maturities	(77)	(68)
Long-term debt	(227)	(304)

Net Cash Position	707	374

Return on Capital Employed (RoCE)

In addition to EBIT, the Qimonda management committed itself from the 2007 financial year to focus on measuring the profitability of the Company compared to the capital that has been required. Therefore the financial indicator Return on Capital Employed (“RoCE”) was implemented to measure this performance.

Earnings before interest, Capital Employed and RoCE are non-GAAP financial measures. Reconciliations to the closest GAAP measures net (loss) income, shareholders’ equity, and net (loss) income to shareholders’ equity ratio, respectively, are presented below. Capital Employed is the end period shareholders’ equity less the net cash position. RoCE is calculated as Earnings before Interest (EBI) divided by Capital Employed. Quarterly RoCE calculations are annualized for purposes of this ratio only, which may exceed reported annual earnings and is not indicative of expected earnings in any future period.

RoCE is determined as follows from the condensed consolidated financial statements:

	As of	As of
	September 30,	December 31,
	2007	2007

Shareholder’s Equity	3,517	2,873
Less: Net Cash Position	(707)	(374)

Capital Employed	2,810	2,499

	Three months ended	Three months ended
	December 31, 2006	December 31, 2007

Net income (loss)	177	(598)
Adjust: Interest income, net	1	1

Earnings (loss) before Interest	176	(599)

Net income (loss)/Shareholder’s Equity	18%	(83%)
Return on Capital Employed	22%	(96%)

Free Cash Flow

Qimonda defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, “free cash flow” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. Management believes the most comparable U.S. GAAP measure is net cash provided by operating activities. Since Qimonda operates in a capital-intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the Company’s condensed consolidated statements of cash flows:

	Three months ended	Three months ended
	December 31, 2006	December 31, 2007

Net cash provided by (used in) operating activities	438	(158)
Net cash used in investing activities	(208)	(35)
Thereof: Purchases of marketable securities available for sale	11	35
Proceeds from marketable securities available for sale	—	(59)

Free cash flow	241	(217)

Employees

As of December 31, 2007, Qimonda had 13,630 employees worldwide, including 2,563 engaged in research and development.

Market for ordinary shares

Qimonda AG ordinary shares are traded as American Depository Shares (ADSs) on the New York Stock Exchange under the symbol “QI”.

Financial Calendar

Qimonda plans to announce results for its second quarter ending March 31, 2008, on April 21, 2008.

Publication date
February 1, 2008

Contact information

Qimonda Technologies AG
Investor Relations
Gustav-Heinemann-Ring 123
81739 Munich, Germany

Phone: +49 89 60088-1200
E-Mail: mailto:investor.relations@qimonda.com

Visit http://www.qimonda.com/ for an electronic version of this report and other information.

Risk Factors

As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies, as well as declines in our share price which may result in impairment charges. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

These and other material risks that we face are described in detail in the “Risk Factors” section of our annual report on Form 20-F for the year ended September 30, 2007, which we have filed with the U.S. Securities and Exchange Commission. A copy of our Form 20-F is available at the Investor Relations section of our website http://www.qimonda.com, as well as on the SEC’s website, http://www.sec.gov. We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Qimonda’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and any further corporate reorganization measures in that regard. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in the Form 20-F.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: February 1, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board